Cinergy Corp.

The Severance Opportunity Plan

for
Non-Union Employees
of
Cinergy Corp.

Effective June 1, 1996
AS AMENDED AND RESTATED EFFECTIVE
June 1, 2001

Severance Opportunity Plan
Cinergy Plan #503
3/02/00
73202 v6

Table of Contents

                                                                            PAGE

Introduction...................................................................1
         Document Type
         Plan Interpretation
         The Future of the Plan

         Career Transition Status Opportunity

         Other Benefits......................................................3-5
                  Educational Reimbursement
                  Outplacement Services
                  Medical/Dental Coverage
                  Life Insurance for CG&E Employees
                  Life Insurance for PSI Employees

Payment of the Severance Benefit...............................................5
         Limitation on Amount of Benefits

Loss of Benefits.............................................................5-7
         Filing A Claim
         Claims Appeal Procedure
         ERISA Rights

Plan Facts ....................................................................8

Severance Opportunity Plan
Cinergy Plan #503
73202 v6

The Severance Opportunity Plan

The Severance Opportunity Plan is a severance plan designed to encompass varying severance opportunities for non-union employees of the subsidiaries and/or affiliates of Cinergy Corp. (collectively, "Cinergy" or "Company") as the need for those opportunities arises. The plan administrator designates those subsidiaries which have participating employees in the plan or any program offered within the plan. It is intended to encompass severance offerings with varying eligibility, participation, benefits, and periods of availability.	Introduction
This document is a summary of the severance plan provisions - a "summary plan description" of the Cinergy Corp. Severance Opportunity Plan (the "plan"). Summaries are designed to give you the information you need about your benefits under the plan. This booklet also serves as the plan itself. Throughout the plan, those eligible are called "you". "We" refers to the Human Resource Services personnel of Cinergy. We have tried to make it as readable as possible. The statements made in this plan must be read in light of the entire document. A single statement, read out of context, may be misleading.	Document Type
The plan administrator has discretionary authority to interpret any ambiguities in the plan, and will also make decisions on any points that are not clear or have been inadvertently omitted. The plan administrator must be consistent in interpreting the plan. To be fair to all eligible employees, the administrator will treat individuals who are in the same circumstances in the same manner.	Plan Interpretation
Cinergy intends to offer various severance programs under the umbrella of this plan indefinitely. However, Cinergy reserves the right to amend or terminate the plan at any time.	The Future of the Plan
You are not guaranteed employment rights or employment status by this plan.

Career Transition Status Opportunity

Opening/Closing Date	The Redeployment Status Opportunity ("RSO") was initially offered on June 1, 1996 and ended midnight May 31, 2001. The Career Transition Status Opportunity ("CTSO") begins June 1, 2001 and applies to non-union employees who are employed by Cinergy as of June 1, 2001, and those whose employment dates are after that date.
Eligibility	Any full-time or part-time non-union employee of a Cinergy subsidiary designated by the plan administrator as a participating employer who meets any of the following criteria is eligible to participate in the CTSO:
  You have been removed or displaced from your position and you are assigned to career transition status by your employer.
  Your position is eliminated and you are assigned to career transition status by your employer.
  Your total annual compensation (defined as annual base pay plus annual incentive pay) has been reduced by 20% or more from the total annual compensation you received in the prior year.
If you have previously received severance or retirement benefits under any plan previously or currently offered by Cinergy, you are eligible for severance benefits under this Plan from the date of your rehire.
Participation	If you are eligible for and wish to participate in the CTSO you must:
  resign from employment; and
  sign a waiver and release of claims.
You must inform Cinergy's General Manager of Human Resources that you wish to participate in the CTSO. The General Manager of Human Resources will help to determine your date of termination and the application of the program terms to your circumstances. S/he will furnish you with the resignation from employment and waiver and release of claims agreement ("waiver") for your signature and return within the time established in the waiver.

For those employed after June 1, 2001:
If you are eligible for the CTSO and elect to participate, you will be allowed to remain in career transition status as an active employee for up to 60 days. Your severance benefit will be based on your full years of service and your weekly or monthly base salary. Your employment will be automatically terminated after 60 days in career transition status, or when you obtain new employment outside the Company, whichever is sooner.	Career Transition Status Time
For those employed as of June 1, 2001:
Severance benefits under this program for eligible exempt, non-union and non-exempt non-union employees are based on your full years of service calculated at two (2) weeks of severance pay for each full year of service. Your weekly base severance salary is based on your base salary and does not include any allowances, premiums, bonuses, overtime or other types of compensation. If you are a part-time employee, your weekly base salary is based on the average number of hours you worked during the 12 months before your termination date. Years of service begin on your hire date or adjusted hire date, whichever is earlier. If you have previously received severance or retirement benefits under any plan previously or currently offered by Cinergy, your severance benefit will be calculated from the date of your rehire.	Severance Benefit
You will be entitled to a minimum of 8 weeks of pay as a severance benefit if you elect to participate while you are in career transition status.

Note: Any employee holding the title of "General Manager" or that title's equivalent, will receive a severance benefit equal to 78 weeks of weekly base salary if s/he terminates employment, and meets the eligibility requirements of the plan.

Your severance benefit is subject to federal and state income tax and FICA tax. Depending on where you live, they may also be subject to municipal taxes. Tax withholding by your employer is required. Severance benefits paid from this plan are not eligible for rollover into individual retirement accounts or other qualified retirement plans.	Taxation of Severance Benefits
For information purposes, the other benefits available to employees terminating under this plan are described in this document for your convenience. These benefits are available to any non-union employee in career transition status.	Other Benefits

Educational Reimbursement	Cinergy will provide a lump sum benefit of $2,500 for educational or vocational training. This payment is subject to applicable federal, state, and local taxation.
Outplacement Services	Cinergy will make group outplacement services available to those who are assigned to career transition status.
Medical/Dental Coverage	Medical and dental insurance coverage is extended up to 18 months beyond termination. Effective June 1, 2001, for non-union employees who are in career transition status, premiums will remain at the active-employee subsidized level for a period equal to one month for each whole year of service up to the maximum of 18 months. Once this subsidy expires, employees who have less than 18 years of service may continue to receive benefits for the remainder of the 18 months by paying 102% of the "full" premium in accordance with the federal law known as the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"). The period of subsidized coverage runs concurrently with, and does not extend, the employee's maximum COBRA coverage period.

Employees who terminate under this plan and are eligible for post-retirement medical or dental benefits will have applicable retiree coverage following the subsidized period of coverage.

Non-union employees who are in career transition status will be eligible to continue employer-subsidized life insurance coverage equal to one or two times annual base salary for one month for each whole year of service up to a maximum of 18 months. For these employees, coverage greater than two times annual base salary can be continued beyond their termination date at the employees' cost up to the maximum 18 month period.	Life Insurance
Generally, you will be paid your severance benefit in a lump sum approximately 30 days after the rescission period set forth in the waiver expires, or as soon thereafter as administratively feasible.	Payment of the Severance Benefit
The total value of an employee's severance benefits cannot exceed two times the employee's "annual compensation". "Annual compensation" means W-2 income plus before-tax deferrals under the applicable Internal Revenue Code Section 401(k) plan and flexible benefits plan of your employer plus the value of fringe benefits for the year prior to the termination date. If your benefits under this plan exceed this number, the severance benefit will be reduced.	Limitation on Amount of Benefits
If you elect to participate in the plan, and have submitted your signed waiver, but die before receiving your severance benefit, it will be paid to your estate. Other benefits payable under The Severance Opportunity Plan, such as medical/dental/life premium subsidies, cease as of your death. If you die and have not submitted your signed resignation and waiver, your eligibility for participation in this plan ends and you lose any benefit you might otherwise have been entitled to under the terms of this plan. If you submit a signed waiver and revoke it within the rescission period, you will lose any benefit under this plan.	Loss of Benefits

Filing a Claim	Separation benefits under the plan will be paid automatically by your employer to you if you elect to participate in the plan and meet all eligibility requirements. If you question the amount of benefits calculated by Cinergy, you may file a written claim with Ms. Karen R. Feld, General Manager, Human Resources, Mezzanine 65, Cinergy Corp., P.O. Box 960, Cincinnati, Ohio 45201-0960. Once the claim has been documented and all necessary forms completed, the plan administrator must process it within 90 days. However, in some cases, the plan administrator may require additional time. If this happens, you will be notified that an additional 90-day processing period is required.
If the claim is denied, you will be notified in writing. This written notice will set forth the reason for the denial. It will also seek any additional information that could affect the decision to deny the claim. Finally, the notice will tell you the process by which you can have the decision reviewed.
Claims Appeal Procedure	If your claim has been denied, or if you have not received a response within 90 days after it was submitted, you can appeal the denial and the claim will be reviewed. You have 60 days to appeal from the time you are notified of the denial. You can also submit in writing reasons why the claim should not have been denied.
The plan administrator will generally act within 60 days of receiving an appeal. However, in special cases, the plan administrator may be allowed 120 days. The final decision will be sent to you in writing.
ERISA Rights	As a participant in this plan, which is governed by the Employee Retirement Income Security Act of 1974 (ERISA), you are entitled to examine, without charge, all plan documents at the plan administrator's office. You also have the right to obtain copies of all plan documents upon written request to the plan administrator. The plan administrator reserves the right to charge reasonable copying costs for any documents requested.
The plan administrator must furnish you with any materials you request from the plan within 30 days of the date of request and receipt of payment. If the materials are not furnished in a timely manner, you may file suit in federal district court. The court is likely to require the plan administrator to provide you with the materials and may require the plan administrator to pay you up to $110 a day (as adjusted from time to time for increases in the cost of living) until the day you receive the materials.

ERISA also requires those people who are responsible for the operation of the plan - fiduciaries - to operate the plan prudently and in the best interests of plan participants. Cinergy, its agents and/or employees may not discriminate against you in any way to prevent you from obtaining a benefit under this plan or from exercising your ERISA rights.	ERISA Rights (Continued)
If you believe you have been discriminated against for asserting your ERISA rights under the plan, you may seek assistance from the U.S. Department of Labor, or you may file suit directly in federal district court. The court will decide who should pay court costs and legal fees. If you lose, the court may order you to pay these costs and fees.
The courts are particularly likely to order you to pay costs and fees if it finds that your claim is frivolous. If you are successful, the court may order the defendant you have sued to pay these costs and fees.
If you have questions about this plan, you should contact Karen Feld at (513) 287-2729. If you have questions about your rights under ERISA, you should contact the Pension Benefit Guaranty Corporation's Technical Assistance Division, 1200 K Street, N. W., Suite 930, Washington, D.C. 20005-4026, or call (202) 326-4000.

Plan Name	The Severance Opportunity Plan	Plan Facts

Plan Sponsor	Cinergy Corp.

Employer Identification Number	31-1385023

Plan Number	503

Type of Plan	Severance Plan

Plan Year	January 1 to December 31

Plan Funding	General assets of the Cinergy Corp. subsidiaries and/or affiliates whose employees participate in the plan

Plan Administrator	Timothy J. Verhagen Vice President, Human Resources Department Cinergy Corp. 139 East Fourth Street, Room 29 AT II P.O. Box 960 Cincinnati, Ohio 45201-0960

Agent for Service of Legal Process	Jerome A. Vennemann Vice President, General Counsel and Assistant Secretary Cinergy Corp. 139 East Fourth Street, Room 29 AT II P.O. Box 960 Cincinnati, Ohio 45201-0960